McGraw-Hill Education, Inc.
2 Penn Plaza
New York, NY 10121

November 16, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010
Attention:	J. Nolan McWilliams
Julie Griffith

Re: McGraw-Hill Education, Inc.
Registration Statement on Form S-1 (File No. 333-206774)

Ladies and Gentlemen:

McGraw-Hill Education, Inc. (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-1 (Registration No. 333-206774), and all exhibits filed therewith and amendments thereto, be withdrawn effective immediately pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company’s request is based on the fact that the Company has decided not to proceed with the offering at this time. The Registration Statement was never declared effective and no securities of the Company were sold in connection with the offering.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Very truly yours,

McGraw-Hill Education, Inc.

/s/ Patrick Milano
Name: Patrick Milano
Title: Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Assistant Secretary